aflease
It's a gold mine!

P O Box 262 • Dunnottar • 1590
No 1 Shaft, Sub Nigel Gold Mine, Nigel
Gauteng • South Africa
tel 27 11 365 9904/5
fax 27 11 365 9906
Vat No: 4530118688

[redacted]

08004556

7 August 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned document in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Cautionary Announcement

PROCESSED
AUG 29 2008
THOMSON REUTERS

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

AFO - Aflease Gold Limited - Cautionary Announceme **31 Jul 2008**

AFO
AFO
AFO - Aflease Gold Limited - Cautionary Announcement
AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
CAUTIONARY ANNOUNCEMENT
Aflease Gold shareholders are advised that the Company has entered into discussions, the outcome of which may have a material effect on the price of the Company`s shares. Accordingly, shareholders are advised to exercise caution when dealing in the Company`s shares until a further announcement is made.
Johannesburg
01 August 2008
Investment bank and sponsor
Nedbank Capital
Date: 31/07/2008 16:00:01 Produced by the JSE SENS Department.

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afleasegold

It's a gold mine

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")

CAUTIONARY ANNOUNCEMENT

Aflease Gold shareholders are advised that the Company has entered into discussions, the outcome of which may have a material effect on the price of the Company's shares. Accordingly, shareholders are advised to exercise caution when dealing in the Company's shares until a further announcement is made.

Johannesburg
31 July 2008

Investment bank and sponsor

NEDBANK
CAPITAL

END